Amended Schedule A
To the
Administration Agreement

This Amended Schedule A, dated October 24, 2016, modifies the Administration Agreement, dated August 19, 2015, between Ultimus Managers Trust, on behalf of the Funds listed below, and Ultimus Fund Solutions, LLC.

FUND PORTFOLIOS

Alambic Small Cap Value Plus Fund
Alambic Small Cap Growth Plus Fund
Alambic Mid Cap Growth Plus Fund
Alambic Mid Cap Value Plus Fund